January 25, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Michelle Lacko, Staff Attorney

Re:      Steinway Musical Instruments, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 16, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 28, 2009

File No: 001-11911

Dear Ms. Lacko:

Thank you for your letter dated December 17, 2009 and for extending the time for response to January 29, 2010. This letter sets forth the response of the registrant, Steinway Musical Instruments, Inc. (the “Company”), to the Staff’s letter of comment dated December 17, 2009. For the convenience of the Staff, the Company has set forth below each of the Staff’s comments followed in each case by the Company’s response.

Definitive Proxy Statement on Schedule 14A

Performance-based Incentive Compensation, page 8

COMMENT NO. 1: We note that the company’s Chairman, CEO and senior executive officers are eligible to receive performance-based bonuses based on pre-determined performance levels relating to the company’s return on assets percentage.  In future filings, please confirm to us that you will disclose the pre-determined targets and provide quantitative disclosure regarding the targets actually reached.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

RESPONSE: The Company acknowledges the Staff’s comment and in future filings, the Company will disclose the pre-determined targets and provide quantitative disclosure regarding the targets actually reached.

Summary, page 10

COMMENT NO. 2: We note your disclosure that the Compensation Committee reviewed compensation data for comparable positions in similar industries.  Please advise us whether benchmarking is material to your compensation policies and decisions.  If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: The benchmarking procedure performed by the Compensation Committee has not been, and is not, material to the Company’s compensation policies and decisions.  The Compensation Committee uses it solely to confirm that their determinations are not materially inconsistent with the general market conditions.  Accordingly, the data provided by the third party consulting firm is by broad categories as opposed to company specific information.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any such action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you are in need of further explanation or have additional questions regarding the information contained herein, please contact me directly via telephone at (781) 894-9770 or via facsimile at (781) 894-9803.

Sincerely,

Dennis M. Hanson

Chief Financial Officer